Exhibit 99.1

EKSPORTFINANS

NORWAY

STOCK EXCHANGE NOTIFICATION

December 27, 2011

Eksportfinans Medium Term Note Programme - notice from the Trustee to all bond owners

The trustee under Eksportfinans’ EMTN Programme, Deutsche Trust Company Limited, has issued the enclosed notice to all the bond holders under the programme.

Contact information:

Chairman of the Board, Geir Bergvoll, ph: +47 91 31 54 85, e-mail: geir.bergvoll@dnb.no

President and CEO, Gisele Marchand, ph: +47 22 01 23 70, e-mail: gma@eksportfinans.no

EVP Director of Communications, Elise Lindbæk, ph: +47 90 51 82 50, e-mail: el@eksportfinans.no

EVP General Counsel, Carine Lindman, ph: +47 97 73 37 79, e-mail: cal@eksportfinans.no

For more information about Eksportfinans, see www.eksportfinans.no